Exhibit 99.1

ESSA to Present at Noble Capital Markets' NobleCon14

HOUSTON and VANCOUVER, Jan. 26, 2018 /CNW/ - ESSA Pharma Inc. (TSXV: EPI; Nasdaq: EPIX) ("ESSA" or the "Company") today announced that David R. Parkinson, President and Chief Executive Officer, will present at NobleCon14 - Noble Capital Markets' Fourteenth Annual Investor Conference at the W Hotel, Fort Lauderdale, Florida - on Monday January 29th at 1:30pm Eastern Standard Time.

Dr. Parkinson will provide a corporate overview of the Company's business and will be available for one-on-one meetings from January 29 – 30, 2018.  ESSA's Chief Financial Officer, David S. Wood, and Chief Operating Officer, Peter Virsik, will also be in attendance.

Presentation Details :

Event: Presentation Date: Presentation Time: Location:	Noble Capital Markets' NobleCon14 Monday, January 29, 2018 1:30 PM Eastern Standard Time W Hotel, Fort Lauderdale, FL., Studio 4

A high-definition, video webcast of the presentation will be available the following day on the Company's web site (www.essapharma.com).  The webcast and presentation will be archived for 90 days following the event.

About ESSA Pharma Inc.
ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castrate resistant prostate cancer ("CRPC") in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone- based therapies, by disrupting the AR signaling pathway that drives prostate cancer growth and by preventing androgen receptor ("AR") transcriptional activity by binding selectively to the N-terminal domain ("NTD") of the AR.  A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC.  ESSA was founded in 2009.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's expectations to (i) receive an additional 180 day period to comply with the Nasdaq's Bid Price Rule and (ii) receive a notification from the Nasdaq that the Company has resolved the previously announced Nasdaq notice of market value deficiency letter dated July 20, 2017.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals, including the Nasdaq Notice; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein, ESSA's second amended and restated prospectus supplement dated January 5, 2018 and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ESSA Pharma Inc

View original content with multimedia: http://www.newswire.ca/en/releases/archive/January2018/26/c4617.html

%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962; Peter Virsik, Executive Vice President & Chief Operating Officer, Tel: (832) 831-5958

CO: ESSA Pharma Inc

CNW 07:00e 26-JAN-18